Exhibit 99.26

NEWS RELEASE

ALLIED GOLD ANNOUNCES MANAGEMENT and BOARD APPOINTMENTS, and MINING contract awards for the KURMUK project and its West Africa operations

TORONTO, ON – November 7, 2024 – Allied Gold Corporation (TSX: AAUC, OTCQX: AAUCF) (“Allied” or the “Company”) is pleased to announce a series of changes and developments meant to improve operational oversight, improve mining operations, advance the Kurmuk project towards operations and improve corporate governance. These include management and board appointments, awarding the mining contract for Kurmuk to a reputable international contractor, as well as consolidating mining activities in Mali and Cote d’Ivoire operations under the same well experienced and well capitalized contractor. These changes are all positive steps towards securing the long-term success of the Company.

Management and Board Changes

The Company has appointed Johannes Stoltz as Chief Operating Officer, leveraging his 28 years of mining experience and deep knowledge of Allied’s operations. Johannes’ transition into the role has been occurring since the beginning of 2024, and he has been primarily responsible for optimizations and improvements initiated to improve operations from early this year, making strong progress toward achieving sustainable and predictable production goals starting in the third quarter. This appointment is part of an organized succession plan that had begun at the beginning of the year as his predecessor was nearing retirement, and the company having determined that for its optimizations plan, and having improved its plant functions, a focus on mining was critical and its head of operations should be a qualified mining engineer.

Allied has strengthened its Board of Directors by adding a new Board Member, Oumar Toguyeni. Mr. Toguyeni is a highly experienced global mining executive, with over 35 years of mining expertise. His career has included senior leadership positions at major international mining companies such as BHP, Alcoa Inc., IAMGOLD Corporation, and he has also recently been appointed to the Board of Directors of Hummingbird Resources. He very recently joined the board of that company in connection with the restructuring and recapitalization of the company initiated, and financially supported, by its largest shareholder. Beginning his career as an exploration geologist, Mr. Toguyeni has gained extensive experience in Europe, North and South America, the Caribbean, and particularly in West Africa, where he is based. His executive career includes senior operational and sustainability positions with direct oversight of West Africa including Mali the result of which, together with his in country relationships, will assist in management of and board oversight over the Company’s in country efforts. Fluent in English and French, he brings a wealth of international experience and insight to the Board. He is a geologist and also holds a Master of Business Administration degree.

The Company is further consolidating its management into its head office in Toronto, rationalizing legacy offices throughout the organization. This includes consolidating positions and centralizing technical processes including resource modelling, strategic planning, and others in the head office.

Mining Contract Awards for Kurmuk and West Africa

After conducting an exhaustive and competitive process, the Company is pleased to announce its decision to award the Kurmuk mining contract to Mota-Engil Group (“Mota-Engil”), with preparations underway for mining operations to begin by mid-2025. Mota-Engil, a multinational engineering and construction leader with nearly 80 years of expertise across Europe, Africa, and Latin America, brings significant experience to Kurmuk, supporting pre-production activities leading to achieve the Company’s goals of first production by mid-2026. This award aligns with Allied’s decision to advance pioneering activities and mining earthworks at an early stage, allowing sufficient time for mobilization of equipment and establishment of operations well ahead of the timeframe when mining begins, which will also allow for the early establishment of mining infrastructure, support facilities and training of personnel.

The appointment of the contractor for the mining services agreement marks a significant milestone for the Kurmuk Gold Project, which alongside the previously announced power purchase agreement, help cement and secure Kurmuk’s objectives of achieving production expected to average 290,000 oz annually over the first five years, and sustaining over 240,000 oz annually over a 10-year mine life at an average AISC(1) below $950 per oz.

As part of its operational improvement strategy, the Company has been evaluating critical activities and services in its value chain across its producing assets, such as contract mining. Based on this analysis and the learnings from the competitive tendering process at Kurmuk, the Company has decided to also award the contract for mining operations in Mali and Cote d’Ivoire to Mota-Engil, effectively consolidating mining operations for all operating mines and the Kurmuk project under one high quality mining contractor, as they successfully demonstrated the best competency, pricing, logistics and financial capacity. In the context of this award, the Company also proceeded to facilitate Mota-Engil’s purchase of the mining equipment, inventory, spares, and other materials from the mine contractor operating Allied Gold’s West Africa operations and concurrently entered into new mine contractor agreements which better align key performance measures with the objectives of the Company and ensures better planning, management and operational oversight.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d’Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold is progressing through exploration, construction and operational enhancements to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Services). Mr. Bernier is an employee of Allied and a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to information concerning the Stream Transaction, conditions precedent and the closing thereof, expectations to be fully financed, expected production, exploration, development and expansion plans discussed herein being met. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; the Company’s ability to execute on its expansion and optimization plans; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; the Company’s success in executing non-dilutive financing alternatives; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.